Exhibit 99.1

FORBEARANCE AGREEMENT

THIS FORBEARANCE AGREEMENT (this “Agreement”) is entered into as of December 15, 2024, by and among MUDRICK CAPITAL MANAGEMENT, L.P. (“Mudrick Capital”) on behalf of the funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates and listed hereto in Annex A (each, a “Holder” and collectively, the “Holders”), VERTICAL AEROSPACE LTD., a Cayman Islands exempted company incorporated with limited liability, with its principal executive office at Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom (the “Company”), VERTICAL AEROSPACE GROUP LIMITED, a company incorporated under the laws of England and Wales, and a wholly-owned subsidiary of the Company (“VAGL”), STEPHEN FITZPATRICK and IMAGINATION AERO INVESTMENTS LIMITED (Stephen Fitzpatrick and Imagination Aero Investments Limited, and any other fund, entity or account that is affiliated with Stephen Fitzpatrick collectively, the “SF Investors”). Mudrick Capital, the Company, VAGL and the SF Investors are referred to herein as the “Parties” and each individually as a “Party.”

Each capitalized term used in this Agreement but not otherwise defined herein shall have the meaning ascribed to it in the Term Sheet or the Indenture (each as defined below).

RECITALS

WHEREAS, the Company issued the 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”) under that certain Indenture, dated as of December 16, 2021, (as amended, modified, or supplemented prior to the date hereof, the “Indenture”) and the Holders own all of the Notes as of the date of this Agreement;

WHEREAS, certain Defaults (as defined in the Indenture) or potential Defaults, arising from breaches of the covenants set out in Sections 3.13 (Retention of Cash) (the “Cash Covenant”), 3.15(a) (Guarantors) (the “Guarantor Covenant”) and Section 3.16(a) (Material IP) (“Material IP Covenant”) of the Indenture, which have occurred and are occurring, as described in the Notice of Default in respect of the Guarantor Covenant and the Material IP Covenant delivered by Mudrick Capital to each of the Company and VAGL on November 1, 2024, or which may occur prior to the Long Stop Date (as defined herein) (collectively, the “Specified Defaults”);

WHEREAS, upon the Specified Defaults becoming Events of Default, as described in Section 7.01(A)(vi) of the Indenture, unless cured within 60 days of the date of the Notice of Default, Holders will be entitled to exercise all rights and remedies under the Indenture;

WHEREAS, the Holders have agreed to temporarily forbear in the exercise of such rights and remedies to which the Holders would be entitled if any such Specified Default were to become an Event of Default; and

WHEREAS, on November 24, 2024, the Parties entered into the term sheet attached hereto as Annex B setting out certain transactions contemplated by the Term Sheet (together, the “Transaction”) (the “Term Sheet”);

WHEREAS, the Parties have agreed to, among other things, support the Transaction on the terms and conditions set forth herein and in the Term Sheet; and

NOW, THEREFORE, in consideration of the promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.        Definitions. The following terms shall have the meanings specified below.

“Accession Letter” means an accession letter duly completed and executed in the form attached to this Agreement as Annex C;

“Agreed Form” means in a form consistent in all material respects with the Term Sheet, in each case, with the relevant Parties acting reasonably;

“Alternative Transaction” means the direct or indirect sale, lease (with or without a purchase option) or other transfer in any transaction or series of transactions of (a) control of Company, (b) a sale of all or substantially all the Company and VAGL’s business and assets, (c) a sale of all or substantially all of the share capital or other securities of the Company, or (d) any material assets of the Company or VAGL, including (without limitation) pursuant to an issuance of shares, exchange, merger or consolidation, leveraged buy-out, restructuring, recapitalization, repurchase, extraordinary dividend or distribution (whether cash, property, securities or a combination thereof), liquidation, joint venture or partnership, minority investment or any other similar transaction;

“Business Day” means any day other than Saturday, Sunday, and any day that is a legal holiday or a day on which banking institutions in New York, New York are required or authorized by law or governmental action to close;

“CP Satisfaction Date” means the date on which the conditions precedent pursuant to Section 13 (Conditions Precedent) have been satisfied.

“Long Stop Date” means February 1, 2025 or such later date as may be agreed by the Parties in writing (including via emails from counsel);

“Material Adverse Event” means by reference to the position as at the date of this Agreement, a material adverse effect on or material adverse change in: (i) the ability of the Company to perform its material obligations under this Agreement, including the Term Sheet such that the Transaction is not capable of being implemented; or (ii) the business, operations or financial condition of the Company and VAGL as a whole; provided, however, that a Material Adverse Event will not occur if there was a material breach by Mudrick Capital of any of the Transaction Documents as contemplated in the Term Sheet such that the Transaction is not capable of being implemented;

“Milestones” means the completion of the Indenture Amendments and the Partial Conversion on or before December 31, 2024 or such later date as may be agreed by the Parties in writing (including via emails from counsel);

“Mudrick Capital Legal Advisors” means Weil, Gotshal & Manges LLP and Campbells LLP;

“SF Investors Legal Advisors” means Jones Day and Appleby.

“Transaction Documents” means all documents necessary to support and/or implement the Transaction in accordance with the Term Sheet, including:

(a)       this Agreement;

(b)       the lock-up agreement to be entered into on the Partial Conversion Date between Mudrick Capital and the Company, pursuant to which Mudrick Capital may not dispose of the Shares (as defined therein) for a period to be agreed between the parties thereto (the “Mudrick Lock-up Agreement”);

(c)        the lock-up agreement to be entered into on the Partial Conversion Date between the SF Investors and the Company, pursuant to which the SF Investors may not dispose of any Ordinary Shares beneficially owned by the SF Investors for a period to be agreed between the parties thereto (the “SF Lock-up Agreement”);

(d)       the investment agreement to be entered into among the Company, VAGL, Mudrick Capital and the SF Investors (“Investment Agreement”) as contemplated in the Term Sheet ;

(e)       the shareholders letter agreement to be entered into among Mudrick Capital, the Company and the SF Investors, which shall set forth certain rights granted by the Issuer to the Rights Holders (as defined therein) as contemplated in the Term Sheet (the “Shareholders Agreement”);

(f)       the letter to be executed by Mudrick Capital on behalf of the Holders providing direction to Trustee and Collateral Agent and consent for entry into the First Supplemental Indenture and the Second Supplemental Indenture, as contemplated in the Term Sheet;

(g)       the first supplemental indenture to the Indenture to be entered into among the Company, the Trustee and the Collateral Agent (“First Supplemental Indenture”);

(h)       the second supplemental indenture to the Indenture to be entered into among the Company, VAGL, the Trustee and the Collateral Agent (“Second Supplemental Indenture”);

(i)       one or more security documents to be entered by the Company to create first-priority security interests in certain of its assets to secure its obligations under the Indenture and the Notes (the “Issuer Security Document”);

(j)       one or more security documents to be entered into by VAGL to create first-priority security interests in certain of its assets to secure its obligations under the Indenture and the Notes (the “VAGL Security Document”);

(k)       the notices of conversion to be issued by Mudrick Capital for effecting the Partial Conversion;

(l)       the registration rights agreement to be entered into on the Partial Conversion Date between the Company and Mudrick Capital, pursuant to which Mudrick Capital shall be granted customary registration rights (including demand and piggyback registration rights to be agreed) with respect to the Ordinary Shares issued and issuable to it pursuant to the transactions set forth in the Transaction Documents (the “Registration Rights Agreement”); and

(m)       any other document executed or to be executed to effect the matters set forth in the Term Sheet.

Section 2.       Support. Each Party shall:

(a)       promptly take all actions which are reasonably necessary to support, facilitate, implement, consummate or otherwise give effect to the Transaction (or any part thereof) including completing all Milestones with a view to implementing and consummating the Transaction as soon as reasonably practicable and, in any event, by no later than the Long Stop Date, including:

(1)        assisting with the finalization, execution and/or delivery (within a reasonable time period) of all Transaction Documents to which it is a party;

(2)        giving any notice, confirmation, consent or instruction and making any application for such purpose;

(3)        to the extent it is legally entitled to do so, and, in the case of the Company and VAGL, subject to the fiduciary duties of its directors, exercising or instructing its proxy or other relevant person to exercise (within a reasonable time period) any powers or rights available to it to, directly or indirectly, provide any consent, direction, vote or other indication of support for the Transaction in accordance with the terms of the Term Sheet, including:

(A)        any matter requiring approval under the relevant terms and conditions of this Agreement, the Transaction Documents and/or the Indenture;

(B)        any matter requiring shareholder or board approval (including holding all relevant shareholder meetings and board meetings and voting affirmatively on all shareholder and board resolutions) in respect thereof; and

(C)        any other matter requiring a resolution, instruction, waiver, consent, amendment or other approval under any documentation relating to the Transaction;

(4)       with respect to the SF Investors only, at any meeting of the shareholders of the Company in respect of the Transaction (or any part thereof), however called, including any adjournment, recess or postponement thereof or, if applicable, by written consent (a “Shareholder Meeting”), to, in each case to the fullest extent that the SF Investors are entitled to vote thereon or consent thereto:

(A)      appear (in person or by proxy) at each such Shareholder Meeting or otherwise cause all of their Ordinary Shares to be counted as present thereat for purposes of calculating a quorum; and

(B)      vote (or causing to be voted), in person or by proxy at the Shareholder Meeting, all of their Ordinary Shares: (i) in favor of the Transaction and the approval of any documents relating to the Transaction, including the resolutions of the Company’s shareholders to amend the Memorandum and Articles of Association and increase the Company’s share capital as contemplated by the Term Sheet; (ii) in favor of the approval of any proposal to adjourn or postpone any Shareholder Meeting to a later date if there are not sufficient votes for approval of the Transaction on the date on which such Shareholder Meeting is held; (iii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or the SF Investors contained in any Transaction Documents with respect to the Transaction; and (iv) against any action, proposal, transaction or agreement that would reasonably be expected to impede, materially delay or adversely affect the consummation of the Transaction or the fulfillment of the Company’s or the SF Investors’ covenants under the Transaction Documents with respect to the Transaction or change in any manner (including through any amendments to the Company’s Memorandum and Articles of Association) the voting rights of any class of shares of the Company; and

(C)      commit and/or agree not to take any action inconsistent with the actions contemplated in sub-clauses (A) and (B) above;

(5)      maintaining in full force and effect any necessary authorization required under any applicable law or regulation of a relevant jurisdiction to:

(A)       enable it to perform its obligations under the Transaction Documents;

(B)      ensure the legality, validity, enforceability or admissibility in evidence in the relevant jurisdictions of any Transaction Document to which it is or will be a party; and

(C)      provide all information which may be considered reasonably necessary to facilitate, implement or otherwise give effect to the Transaction; and

(b)       notify the Company (as soon as possible and in any event no later than 5 (five) Business Days following the date on which the Party first has actual awareness of any circumstances listed below) who shall in turn notify each other Party of (or, in the case of the Company itself, the Company shall promptly notify each other Party of):

(1)      any matter or circumstance that it knows will be, or could reasonably be expected to be, a material impediment to the implementation or consummation of the Transaction, unless:

(A)      (except where this Section 2(b) is first engaged as a result of the Company itself being aware of the impediment) the relevant Party reasonably believes that any other person has already notified the Company of any such matter or circumstance; or

(B)      such notification would breach any applicable law, regulation or rules of any relevant stock exchange or governmental or other regulatory authority;

(2)      any representation or statement made or deemed to be made by it under this Agreement that is or proves to have been incorrect or misleading in any material respect when made or deemed to be made;

(3)      any breach by it of an undertaking given by it under this Agreement together with reasonable details of the related circumstances; and

(4)      any Event of Termination.

Section 3.               All Party restrictions. No Party shall:

(a)       take, encourage, seek, solicit, propose, fail to object to, engage in, assist or support, directly or indirectly, any action that is inconsistent with the Term Sheet or this Agreement, or would reasonably be expected to, frustrate, delay, impede or prevent the Transaction, including supporting, negotiating or preparing any alternative restructuring, refinancing, sale, merger, recapitalization, arrangement, composition or other procedure, in respect of the Company or VAGL or substantially all of their respective assets, that is inconsistent with this Agreement and/or the Term Sheet, in each case, other than, in the case of the Company and/or VAGL, in respect of preparations in respect of an Alternative Transaction to the knowledge of (i) the SF Investors and/or the SF Investors Legal Advisors and (ii) Mudrick Capital and/or the Mudrick Capital Legal Advisors;

(b)       file, propose, or vote in favor of (or instruct its proxy or other relevant person to vote, to the extent it is legally entitled to instruct that person to vote) any bankruptcy petition or a petition to take advantage of any insolvency law or act, scheme of arrangement, restructuring plan, company voluntary arrangement, application, compromise, insolvency proceeding, pre-insolvency proceeding, alternative restructuring, refinancing, recapitalization, amendment, waiver, consent or other proposal which would:

(1)       be inconsistent with, or otherwise delay, impede, frustrate, or prevent the implementation of the Transaction; or

(2)       breach or be inconsistent with any term of this Agreement and/or the Term Sheet, other than where the Parties have decided to terminate, abandon or otherwise, not implement, the Transaction, in accordance with the applicable terms and conditions of the respective Transaction Documents;

(c)       encourage, assist or support any other person to take any of the actions described in this Section 3 (All Party restrictions); or

(d)       (1) take, agree or commit to take any action that would reasonably be expected to make any representation and warranty of such Party contained in this Agreement inaccurate in any material respect as of any time during the term of this Agreement; (2) fail to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time; or (3) take any action that would prevent, materially delay, or would reasonably be expected to delay in any material respect, the Transaction.

Notwithstanding the foregoing in this Section 3, nothing herein shall restrict the directors of the Company and VAGL from complying with their fiduciary obligations having taken advice upon the same.

Section 4.               Transaction Documents

(a)       Notwithstanding any other provision of this Agreement, each Party shall, in respect of the Transaction Documents to which it is proposed to be party:

(1)      negotiate in good faith the form of such Transaction Documents such that they are in Agreed Form and in a manner that gives each of the relevant Parties a reasonable period of time to review and comment on those documents with a view to implementing and consummating the Transaction as soon as reasonably practicable in accordance with the Milestones and, in any event, by no later than the Long Stop Date, and shall instruct its legal advisers to do the same; and

(2)      in each case, once in Agreed Form, promptly execute and deliver any related Transaction Documents which it is requested to execute and deliver.

(b)       Notwithstanding any other provision of this Agreement, each Party hereby acknowledges that the Term Sheet sets out in summary only the key terms of the Transaction Documents and the Parties agree that they will, acting reasonably and in good faith:

(1)       negotiate and prepare the Transaction Documents to which it is proposed to be party provided that the Transaction Documents shall be consistent with the Term Sheet in all material respects; and

(2)       determine any matter expressed in any Term Sheet to be subject to agreement.

Section 5.               Company and VAGL undertakings – implementation of the Transaction, information and co-operation. Without prejudice to Section 3 (All Party restrictions) above, the Company and VAGL shall:

(a)       implement the Transaction in a manner which is consistent with this Agreement and the Term Sheet, including, as applicable:

(1)      convening all meetings of its creditors that are required to consider any resolutions and/or decisions relating to the Transaction;

(2)      convening all meetings of directors and shareholders that are required to consider any resolutions and/or decisions in relation to the Transaction, including re-convening such meetings promptly in case of any cancellation, postponement or adjournment; and

(3)      making all securities and other filings and announcements and publishing all documents and making all submissions required in connection with the matters contemplated by this Agreement as and when necessary to effect the Transaction and/or comply with all applicable laws, including causing any registration statements pertaining to the Ordinary Shares issued and issuable to Mudrick Capital to remain effective until the earlier of the date (a) all registrable securities are sold by the holders thereof and (b) such securities are freely tradable under Rule 144 under the Securities Act without limitation as to volume or manner of sale;

(4)      subject to applicable law and the fiduciary duties of the board of directors of the Company and VAGL, each of them shall (a) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper, practical or advisable to consummate the Transactions and (b) refrain from taking, or cause to be taken, any action and refrain from doing, or causing to be done, any thing that could impede or impair the consummation of the Transactions, including, in all cases, without limitation using its reasonable best efforts to (i) cooperate with one another in the preparation, execution and delivery of all Transaction Documents, and (ii) obtain all necessary or appropriate waivers, consents or approvals of third parties required in connection with the Transactions;

(b)       provide within a reasonable time such assistance and information (including information relating to the financial condition, business and operations of the Company and VAGL, but without prejudice to the timeframes agreed in paragraph (c) below for the delivery of the information described therein) as may reasonably be requested by any other Party in order to consummate the Transaction, including providing:

(1)      all material information held by the Company/VAGL concerning:

(A)      its business and financial affairs, books and records and the material contracts to which it is party; and

(B)      any litigation, arbitration, administrative or other investigations, proceedings, actual or threatened, against either the Company and/or VAGL, its management or its shareholders, including any valuation or estimates of the value of the relevant claims that have been undertaken by or for the Company/VAGL; and

(2)      reasonable access to the relevant management teams,

in each case, as reasonably requested by such Party to perform the diligence and carry out work in order to agree the Transaction Documents and to facilitate the Transaction, and, in each case, subject to any existing confidentiality restrictions or any applicable law preventing disclosure and without any requirement to breach or do anything which might reasonably be expected to waive or forego any relevant privilege, including legal professional privilege, litigation privilege, joint privilege and common interest privilege;

(c)       deliver to the other Parties within 30 days of the end of the relevant month (x) monthly management accounts (including full balance sheets); and (y) 13-week cash flow forecasts, in each case, for the Company and VAGL;

(d)       provide the other Parties with prompt written notice, but in no event more than 5 (five) Business Days after the Company and/or VAGL first has actual awareness of any of the following occurrences:

(1)       a Material Adverse Event;

(2)      receipt of any written notice of any proceeding commenced, or, to the actual knowledge of the Company and/or VAGL, threatened in writing against the Company and/or VAGL, that seeks to prohibit or enjoin the Transaction; or

(3)       any material breach by the Company and/or VAGL of any of their obligations, representations, warranties or covenants set out in this Agreement or the Indenture (except any Specified Default);

(e)       provide to each Party notice, promptly and in any event within two (2) Business Days following the receipt, of any proposal or expression of interest (received in writing (formal or informal)) proposing or relating to the undertaking of an Alternative Transaction, with such notice to include the material terms thereof, including the identity of the person or group of persons involved, provided, in each case, while the Company and/or VAGL shall be required to take all steps reasonably possible to prepare and deliver the written notice in a way that enables it to comply with this Section 5(e), the Company and or VAGL shall not be required to breach any existing confidentiality restrictions or any applicable law preventing disclosure and without any requirement to breach or do anything which might reasonably be expected to waive or forego any relevant privilege, including legal professional privilege, litigation privilege, joint privilege and common interest privilege;

(f)       except as otherwise required to implement the Transaction, continue to operate its business in the ordinary course in a manner consistent with past practice in all material respects;

(g)       discharge (or procure the discharge of) the reasonably incurred and documented fees, costs and expenses of the Mudrick Capital Legal Advisors and the SF Investors’ Legal Advisors, as applicable, in connection with the Transaction as contemplated in Section 14(b); and

(h)       make any relevant regulatory or other filings and/or any notifications that may be required to regulatory or other authorities in connection with the Transaction.

Section 6.               SF Investor Undertakings – implementation of the Transaction and co-operation

Without prejudice to Section 3 (All Party restrictions) above, the SF Investors shall:

(a)       implement the Transaction in a manner which is consistent with this Agreement and the Term Sheet, including: (1) convening all meetings of directors and shareholders which are required to consider any resolutions and/or decisions in relation to the Transaction, including appearing in person or by proxy and casting votes in favour of the Transaction and the Transaction Documents; and (2) making all securities and other filings and announcements and publishing all documents and making all submissions required in connection with the matters contemplated by this Agreement and the Term Sheet as and when necessary to effect the Transaction and/or comply with all applicable laws;

(b)       keep the other Parties (or procure that they are kept) regularly updated, including promptly on request, as to the progress of all material developments of which any SF Investor is aware in connection with the Transaction, including in relation to any material breach by the SF Investors of any of their obligations, representations, warranties or covenants set out in this Agreement or the occurrence of a Material Adverse Event, unless such update has already been provided pursuant to Section 5 (Company/VAGL undertakings – implementation of the Transaction, information and co-operation);

(c)       provide such assistance as may reasonably be required by the other Parties for the purpose of any third-party authorization or clearance required by applicable law or regulation in connection with the Transaction;

(d)       not commence, join in, facilitate, assist or encourage any action with respect to, any claim, derivative or otherwise, against the Company, VAGL or any of its successors or directors (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Term Sheet (other than in respect of a breach thereof) or (2) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Transaction Documents;

(e)        provide to each Party notice, promptly and in any event within two (2) Business Days following the receipt, of any proposal or expression of interest (received in writing (formal or informal)) proposing or relating to the undertaking of an Alternative Transaction, with such notice or copy to include the material terms thereof, including the identity of the person or group of persons involved; provided, in each case, while the SF Investors shall be required to take all steps reasonably possible to prepare and deliver the written notice in a way that enables it to comply with this Section 6(e), the SF Investors shall not be required to breach any existing confidentiality restrictions or any applicable law preventing disclosure and without any requirement to breach or do anything which might reasonably be expected to waive or forego any relevant privilege, including legal professional privilege, litigation privilege, joint privilege and common interest privilege;

(f)       to the extent any legal or structural impediments arise that would prevent, hinder or delay the consummation of the Transaction, negotiate, in good faith, appropriate additional or alternative provisions to the extent within its control to do so in order to address any such impediments to the Company, VAGL and Mudrick Capital’s satisfaction, acting reasonably;

(g)       promptly provide such information as may be reasonably requested by the Company to evaluate the eligibility under applicable securities laws of the SF Investors to acquire the equity in the Company as part of its participation rights in respect of the First Equity Placement, to the extent available and to the extent consistent with its internal policies and procedures, and provided that Company agrees to keep any such information provided by the SF Investor confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request; and

(h)       take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper, practical or advisable to consummate the Transactions and refrain from taking, or cause to be taken, any action and refrain from doing, or causing to be done, any thing that could reasonably be expected to impede or impair the consummation of the Transactions, including, in all cases, without limitation using its reasonable best efforts to (i) cooperate with one another in the preparation, execution and delivery of all Transaction Documents, (ii) obtain all necessary or appropriate waivers, consents or approvals of third parties required in connection with the Transactions, and (iii) furnish to each other Party all information required in connection with the consummation of the Transactions.

Section 7.               Mudrick Capital Undertakings – implementation of the Transaction and co-operation

Without prejudice to Section 3 (All Party restrictions) above, Mudrick Capital shall:

(a)       implement the Transaction in a manner which is consistent with this Agreement and the Term Sheet, including: (1) convening all meetings of directors and shareholders which are required to consider any resolutions and/or decisions in relation to the Transaction; and (2) making all securities and other filings and announcements and publishing all documents and making all submissions required in connection with the matters contemplated by this Agreement and the Term Sheet as and when necessary to effect the Transaction and/or comply with all applicable laws;

(b)       keep the other Parties (or procure that they are kept) regularly updated, including promptly on request, as to the progress of all material developments of which Mudrick Capital is aware in connection with the Transaction, including in relation to any material breach by the Mudrick Capital of any of its obligations, representations, warranties or covenants set out in this Agreement or the occurrence of a Material Adverse Event, unless such update has already been provided pursuant to Section 5 (Company/VAGL undertakings – implementation of the Transaction, information and co-operation);

(c)       not sell, dispose of or otherwise transfer any of the Notes during the Forbearance Period, unless such third party has first delivered a duly completed and executed Accession Letter to the Parties within one (1) Business Day following such sale, disposal or transfer, provided that no Accession Letter is required if such sale, disposal or transfer is to an existing Holder;

(d)       provide such assistance as may reasonably be required by the other Parties for the purpose of any third-party authorization or clearance required by applicable law or regulation in connection with the Transaction;

(e)       not commence, join in, facilitate, assist or encourage any action with respect to, any claim, derivative or otherwise, against the Company or any of its successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Term Sheet (other than in respect of a breach thereof) or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Transaction Documents;

(f)       to the extent any legal or structural impediments arise that would prevent, hinder or delay the consummation of the Transaction, negotiate, in good faith, appropriate additional or alternative provisions to the extent within its control to do so in order to address any such impediments to the Company, VAGL and the SF Investors’ satisfaction, acting reasonably;

(g)       promptly provide such information as may be reasonably requested by the Company to evaluate the eligibility of Mudrick Capital to acquire the equity in the Company as part of the Committed Funding, to the extent available and to the extent consistent with its internal policies and procedures, and provided that Company agrees to keep any such information provided by the Mudrick Investor confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request; and

(h)       take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper, practical or advisable to consummate the Transactions and refrain from taking, or cause to be taken, any action and refrain from doing, or causing to be done, any thing that could reasonably be expected to impede or impair the consummation of the Transactions, including, in all cases, without limitation using its reasonable best efforts to (i) cooperate with one another in the preparation, execution and delivery of all Transaction Documents, (ii) obtain all necessary or appropriate waivers, consents or approvals of third parties required in connection with the Transactions, (iii) furnish to each other Party all information required in connection with the consummation of the Transactions, and (iv) and make all payments required under the respective Transaction Documents or procure that such payments are made.

Section 8.               Forbearance and Waiver.

(a)       Forbearance. Each of the Holders (severally and not jointly) hereby agrees: (1) during the Forbearance Period (as defined below) (A) to forbear from exercising any of their rights and remedies under the Notes and/or the Indenture with respect to the Specified Defaults, including, without limitation, any right to accelerate, or join in any request for acceleration of the Notes; and (B) to exercise control over the Trustee and the Collateral Agent pursuant to Section 7.06 (Control by Majority) that neither the Trustee nor the Collateral Agent takes any action that is inconsistent with the terms of this Agreement, and to the extent the Trustee and Collateral Agent takes such action, to cease and reverse such action (collectively, the “Forbearance”); and (2) to waive their right pursuant to Section 4.02 (Right of Holders to Require the Company to Repurchase Notes Upon a Fundamental Change) of the Indenture to require the Company to repurchase the Notes as a consequence of implementation of the Transaction contemplated by the Term Sheet (the “Waiver”). For the avoidance of doubt, during the Forbearance Period, each Holder agrees that it will not deliver any notice or instruction to the Trustee directing the Trustee to exercise any of the rights and remedies set forth in the first sentence of this Section 8(a) in respect of the Specified Defaults and/or Section 4.02 of the Indenture.

(b)       The Holders hereby request that during the Forbearance Period, the Trustee not take, and direct the Trustee not to take, any remedial action solely with respect to the Specified Defaults or Section 4.02 of the Indenture. The Holders agree that this Agreement may be delivered to the Trustee on any date during the Forbearance Period as a direction contemplated by Section 7.05 of the Indenture, and that the Holders shall, upon request from the Company, provide such further direction to the Trustee as may be necessary to effectuate the intent of the foregoing. In the event that notwithstanding the foregoing, the Trustee or any Person takes any action to declare all of the Notes immediately due and payable pursuant to Section 7.02(B) of the Indenture during the Forbearance Period solely due to the Specified Defaults or Section 4.02 of the Indenture, each Holder agrees to rescind and cancel such acceleration to the fullest extent permitted under the Indenture. The Trustee and Collateral Agent shall be entitled to all of the rights, privileges, immunities and indemnities granted to the Trustee and Collateral Agent under the Indenture and related documents, as if such rights, privileges, immunities and indemnities were expressly set forth herein. No duties or obligations are intended or be or are to be implied or imposed on the Trustee or the Collateral Agent and the Trustee and Collateral Agent shall have no duty to monitor or confirm compliance hereunder by the Company or any other party.

(c)       Forbearance Period. The Forbearance shall commence on the date of this Agreement and, provided no Event of Termination (as defined below) has occurred, shall continue in effect until:

(1)       in respect of the Specified Default relating to the Guarantor Covenant and Material IP Covenant, 11:59 p.m. (Eastern Standard Time) on the Long Stop Date; and

(2)       in respect of the Specified Default relating to the Cash Covenant, the earlier of: (x) 11:59 p.m. (Eastern Standard Time) on the Long Stop Date; and (y) the date on which the Committed Funding is received by the Company pursuant to the terms of the Term Sheet and the Investment Agreement;

or such later date as may be agreed to in writing (including via e-mail of counsel) by the Holders (each a respective “Forbearance Termination Date” and the period commencing on the date of this Agreement and ending on the respective Forbearance Termination Date, the “Forbearance Period”). Upon expiry of the respective Forbearance Period (provided it has not been extended) in respect of the Forbearance, or upon the occurrence of an Event of Termination, the Forbearance Period shall immediately and automatically terminate and all obligations under this Agreement shall have no further force or effect (which, for the avoidance of doubt, shall include all obligations and undertakings as applicable to the SF Investors), and the Holders shall be released from any and all obligations and agreements in relation to the relevant Forbearance and/or the Waiver, as applicable, under this Agreement and shall be entitled to exercise any of the their rights and remedies under the Notes and/or the Indenture in relation to the relevant Specified Default or Section 4.02 of the Indenture as if this Agreement had never existed, and all of their rights and remedies shall be available without restriction or modification, as if this Agreement had not been effectuated.

(d)       Tolling of Statutes of Limitation; Application of Doctrine of Laches. Each of the Parties hereto agrees that the running of all statutes of limitations and the doctrine of laches applicable to all claims or causes of action that the Holders may be entitled to take or bring in order to enforce their rights and remedies under the Notes and/or Indenture are, to the maximum extent permitted by applicable law, tolled and suspended during the Forbearance Period.

Section 9.               Events of Termination. Any of the following events shall constitute an “Event of Termination”, unless otherwise waived by Mudrick Capital in writing (including via email from counsel), provided that any conduct of Mudrick Capital that would result in an Event of Termination under Section 9(a), Section 9(c) or Section 9(g) shall not constitute an Event of Termination:

(a)        the failure of any of the Parties to comply with any term, condition, or covenant, or the breach of any representation or warranty, in each case, set forth in this Agreement which remains uncured five (5) Business Days following receipt of notice from a non-breaching Party, including, without limitation, the terms of Section 8 (Forbearance and Waiver) of this Agreement, unless (1) the Parties grant in writing (including via e-mail of counsel) any additional cure period for compliance with such term, condition, or covenant (in which case the Event of Termination shall occur if the breaching Party does not comply by the expiration of such additional cure period) or (2) the Parties’ failure to comply is otherwise waived by the other Parties in writing (including via e-mail of counsel);

(b)       the occurrence of an “Event of Default” under the Notes and/or Indenture (other than the Specified Defaults or any other Event of Default asserted on the basis of the same facts underlying the Specified Defaults) whether already existing or arising after the execution of this Agreement;

(c)        a Party’s failure (as applicable) to comply with the information undertakings set out in this Agreement or the information covenants under the Indenture, including but not limited Sections 3.02 (Exchange Act Reports) and 3.03 (Rule 144A Information) of the Indenture, which remains uncured to the reasonable satisfaction of Mudrick Capital;

(d)       any filing or commencement of any bankruptcy or insolvency proceeding by or against the Company and/or VAGL or the Company and/or VAGL enters into a definitive agreement with respect to an offer to purchase, acquire, dissolve, wind-up, liquidate, merge, consolidate, sell any material equity interests in, or substantially all of the assets of, the Company and/or VAGL, provided in each case such filing, proceeding or agreement is not acceptable to Mudrick Capital;

(e)       the failure to complete the Milestones by the respective date which continues and remains uncured five (5) Business Days thereafter and such breach is not waived in writing by the Parties (including via email from counsel);

(f)       the occurrence of a Material Adverse Event; or

(g)        any Party take an action in any manner to repudiate or assert a defense to this Agreement, the Notes, the Indenture or any other related documents or any liabilities or obligations under this Agreement, the Indenture, the Notes, or any other related documents or asserts any claim or cause of action or initiates any judicial, administrative, or arbitration proceeding against any other Party.

Section 10.           Representations and Warranties.

(a)        Representations and Warranties of All Parties. Each Party, severally as to itself only and not jointly on the date of this Agreement, represents and warrants to each of the other Parties:

(1)        Incorporation: it is duly incorporated (if a corporate person) or duly established (in any other case), validly existing, and in good standing under the law of its jurisdiction of incorporation or formation;

(2)        Power and Authority: it has (or will have at the relevant time) the power to enter into, exercise its rights under, perform and deliver, and carry out the Transaction contemplated by the Term Sheet and has taken all necessary action to authorise its entry and performance of this Agreement and the relevant Transaction Documents;

(3)        Authorization: The execution and delivery of this Agreement, including the Term Sheet, and the performance of its obligations hereunder have been duly authorized by all necessary action on its part;

(4)        No Conflicts: The execution, delivery, and performance by it of this Agreement, including the Term Sheet, do not and shall not (i) violate any provision of law, rule, or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational documents) or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it is a party, subject to satisfaction of the conditions set forth in the Term Sheet;

(5)        Binding Obligation: This Agreement is the legally valid and binding obligation of it and enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability; and

(6)        Proceedings. No litigation or proceeding before any court, arbitrator, or administrative or governmental body is pending against it that would adversely affect its ability to enter into this Agreement and the Term Sheet or perform its obligations under this Agreement and the Term Sheet.

(b)        Additional Representations and Warranties of the Company. Other than the Specified Defaults, no Default or Events of Default or event that with notice, the passage of time or both would constitute a Default or Event of Default have occurred as of the date of this Agreement.

(c)        Additional Representations and Warranties of Mudrick Capital. Mudrick Capital represents and warrants that, as of the date hereof, it (1) is the beneficial or record owner of, or has sole investment or voting discretion with respect to, the aggregate principal amount of Notes set forth opposite each Holder’s name on Annex A hereto and has the power and authority to bind the beneficial owner(s) of such Notes including without limitation to act on behalf of, vote, direct the Trustee and the Collateral Agent as to, consent to matters concerning and waive any provision of, the Indenture and the Notes, (2) has all necessary power and authority to enter into this Agreement, grant the Forbearance with respect to such Notes and perform its obligations hereunder, (3) (i) each Holder is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (ii) is an “accredited investor” (as defined in Rule 501(a) under the Securities Act.

Section 11.           Reservation of Rights.

(a)       Notwithstanding the agreement of the Holders to forbear from exercising all of their rights and remedies and from commencing enforcement action under the Indenture and the Notes during the Forbearance Period in respect of the Specified Defaults, such forbearance shall not constitute a waiver of the occurrence or the continuance of any Default or Event of Default which is not a Specified Default as defined herein and any other Default or Event of Default which occurs or has occurred shall continue to exist unless and until cured or waived in accordance with the terms of the Notes and/or Indenture.

(b)       The Forbearance is limited in nature and nothing contained herein is intended, or shall be deemed or construed (1) to impair the ability of the Holders or the Trustee to exercise any of the rights and remedies during the Forbearance Period for Defaults or Events of Default other than the Specified Defaults (or any purported Event of Default alleged on the basis of the same facts underlying the Specified Defaults) or any Fundamental Change under Section 4.02 of the Indenture except as otherwise contemplated herein, (2) to constitute a waiver of the Specified Defaults or any Fundamental Change under Section 4.02 of the Indenture or any future Defaults or Events of Default or compliance with any term or provision of the Indenture or applicable law, other than as expressly set forth in this Agreement or (3) to establish a custom or course of dealing between the Company, on the one hand, and any Holder, on the other hand. Other than the Waiver in connection with the consummation of the Transaction, the Holders have not waived, released or compromised, and do not hereby waive, release or compromise, any events, occurrences, acts, or omissions that may constitute or give rise to any Defaults or Events of Default, including, without limitation, the Specified Defaults or any default under Section 4.02 of the Indenture, that existed or may have existed, or may presently exist, or may arise in the future, nor does any Holder waive any rights and remedies.

The execution and delivery of this Agreement shall not, except as otherwise set forth herein (i) constitute an extension, modification, or waiver of any aspect of the Indenture or the Notes; (ii) extend the maturity of the Notes or the due date of any payment of any amount(s) due thereunder or payable in connection therewith; (iii) give rise to any obligation on the part of the Holders to extend, modify or waive any term or condition of the Notes; (iv) establish any course of dealing with respect to the Notes; or (v) give rise to any defenses or counterclaims to the right of the Holders to compel payment of the Notes or any amounts(s) due thereunder or payable in connection therewith or otherwise enforce their rights and remedies set forth in the Indenture.

Section 12.           Releases. Subject to the satisfaction or waiver by the Parties in writing (including via email from counsel) of the conditions precedent set out in Section 13 (Conditions Precedent), on the CP Satisfaction Date, each of the Parties, for and on behalf of themselves and each of their respective affiliates, subsidiaries, parent companies (as applicable), as well as each of their and their affiliates’, subsidiaries’, and parent companies’ respective past, present and future directors, officers, partners, employees, agents, advisors, representatives, directors, members, and managers (in each case, together with their successors and assigns) (collectively, the “Releasing Parties”) hereby release and forever discharge each other Party to this Agreement and each of their respective affiliates, parent companies, and subsidiaries, as well as each Parties’ legal advisors and their respective affiliates’, parent companies’, and subsidiaries’ respective past, present and future directors, officers, partners, employees, agents, consultants, legal counsel, financial and other advisors, members and managers, (in each case, together with their successors and assigns, as applicable, of the foregoing) (collectively, the “Released Parties”) from and against any and all claims, demands, liens, agreements, contracts, covenants, actions, suits, causes of action in law or equity, breaches of fiduciary or other duties, obligations, controversies, debts, costs, expenses, damages, judgments, orders and liabilities of whatever kind or nature in law, equity or otherwise, whether known or unknown, fixed or contingent, suspected or unsuspected by any of the Releasing Parties, (collectively, the “Released Claims”), which any of the Releasing Parties have, own, or hold as of the CP Satisfaction Date, or have at any time prior to the CP Satisfaction Date had, owned, or held which, in each case, are based upon or related to, or arise out of or in connection with, any matter, cause or thing existing, or anything done, omitted or suffered to be done or omitted (including any actual or alleged performance or non-performance on the part of any of the Released Parties) at any time prior to the CP Satisfaction Date, in each case, in any way related to or in connection with this Agreement, any other document relating to the Transaction as set out in the Term Sheet, the IAIL Investment Agreement (as defined in the Term Sheet), SF Reserved Matters Letter Agreement (as defined in the Term Sheet), the Indenture, the Notes, any or all of the actions and transactions contemplated hereby or thereby, the memorandum and articles of association of the Company or VAGL, and any decisions, acts or omissions in respect of any of the foregoing or otherwise affecting one or more of the Releasing Parties, including any matters and Claims about which a Releasing Party does not know or suspect to exist in their favor, whether through ignorance, oversight, error, negligence or otherwise (other than in cases of any loss, claim, damage, liability, or expense which is finally judicially determined on a non-appealable basis by a court of competent jurisdiction to have resulted from the willful misconduct, or actual fraud of a Party).

Section 13.           Conditions Precedent. The effectiveness of the Releases set out in Section 12 (Releases) and certain obligations of the Parties pursuant to the terms of this Agreement are subject to the satisfaction, or waiver by the Parties (including via email from counsel), of the following conditions:

(a)       No Event of Termination having occurred and be continuing under this Agreement as of the date the condition set forth in Section 13(b) below is satisfied.

(b)       Each of the Indenture Amendments, the Partial Conversion, the Indenture Enhancements, including, without limitation, the Governance Changes, having been completed, satisfied and/or delivered as set out and in accordance with the terms of the Term Sheet, and in any event, no later than the Long Stop Date.

Section 14.           Miscellaneous.

(a)        Effect on the Indenture. Except as expressly set forth herein, this Agreement shall not by implication or otherwise limit, impair, constitute a waiver of (including, without limitation, a waiver of the Specified Defaults) or otherwise affect the rights and remedies of the Holders under the Indenture or the Notes, and shall not, except as expressly set forth herein, alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Indenture or the Notes, or any other provision of the Indenture or the Notes, all of which shall continue in full force and effect.

(b)       Costs and Expenses. The Company shall promptly pay the reasonable and documented fees, costs and expenses (including by way of reimbursement) of the Mudrick Capital Legal Advisors and the SF Investors’ Legal Advisors, arising in connection with the preparation, negotiation, execution and completion of the Transactions as set out and contemplated by the Term Sheet.

(c)        Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

(d)        Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time. The rights hereunder inuring to the benefit of any person acceding as a Holder and a Party hereto by means of the execution and delivery of an Accession Letter shall be limited to only those rights conferred hereunder upon a Holder.

(e)        Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

(f)        Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York, without giving effect to any choice of law or conflict of law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York. Each Party hereto (1) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with this Section 14(f) or in such other manner as may be permitted by applicable law, that such process may be served in the manner of giving notices in Section 14(i) and that nothing in this Section 14(f) shall affect the right of any party to serve legal process in any other manner permitted by applicable law, (2) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York, in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any order in respect thereof, (3) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (4) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York, (5) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same, and (6) agrees that it will not bring any action or proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each Party hereto agrees that a final order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the order or in any other manner provided by applicable law.

(g) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14(g).

(h)        Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i)        Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof), (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, provided, however, that notice given pursuant to clauses (iii) and (iv) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (having obtained electronic delivery confirmation thereof), in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company, to: Vertical Aerospace Ltd. Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom Email: #####################

With a copy to (which shall not constitute notice):

Latham & Watkins (London) LLP
99 Bishopsgate
London, EC2M 3XF
United Kingdom
Attn: David Stewart and Robbie McLaren
Email: ################# and ###################

If to the VAGL, to: Vertical Aerospace Group Limited Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom Email: #####################

With a copy to (which shall not constitute notice):

Latham & Watkins (London) LLP
99 Bishopsgate
London, EC2M 3XF
United Kingdom
Attn: David Stewart and Robbie McLaren
Email: ################## and ##################

If to Mudrick Capital, to: Mudrick Capital Management L.P. 527 Madison Avenue, 6th Floor New York, NY 10022 Attn: Glenn Springer Email: #####################; #####################

With a copy to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: Nitin Konchady and Jenny Davidson

Email: #####################;

#####################

If to the SF Investors, to:

Stephen Fitzpatrick

United House, 9 Pembridge Road, London, England, W11 3JY

Email: #####################

Imagination Aero Investments Limited

United House, 9 Pembridge Road, London, England, W11 3JY

Email: #####################

With a copy to (which shall not constitute notice):

Jones Day

21 Tudor Street

London, EC4Y 0DJ

United Kingdom

Attn: Ben Larkin, David Harding, and Peter Devlin

Email: #####################, #####################,

#####################

(j)       Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Parties. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(k)        Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(l)       Specific Performance. Each Party acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by it, money damages will be inadequate and that the other Parties will have no adequate remedy at law, and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by it in accordance with its specific terms or were otherwise breached. Accordingly, each Party agrees that in the event of such breach, such other Parties shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by it and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

(m)        Entire Agreement. This Agreement, together with the Term Sheet, constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled. Notwithstanding the foregoing and without prejudice to Section 12 (Releases) hereof, nothing in this Agreement shall limit any of the rights or remedies of the Parties or any of the obligations of the Parties under any other agreement between them, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Parties or any of the obligations of the Parties under this Agreement.

(n)        Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(o)        Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail, in .pdf or any other form of electronic delivery (including any electronic signature complying with U.S. federal ESIGN Act of 2000) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

COMPANY

VERTICAL AEROSPACE LTD.,

By:	/s/ Stephen Welch

Name:	Stephen Welch
Title:	Chairman

[Vertical – Signature page to Forbearance Agreement]

VAGL

VERTICAL AEROSPACE GROUP LIMITED

By:	/s/ Stephen Welch

Name:	Stephen Welch
Title:	Director

[Vertical – Signature page to Forbearance Agreement]

MUDRICK CAPITAL MANAGEMENT L.P. on behalf of the funds, investors, entities or accounts that are managed, sponsored or advised by it and listed in Annex A

By: /s/ Jason Mudrick
Name: Jason Mudrick
Title: Chief Investment Officer

[Vertical – Signature page to Forbearance Agreement]

SF INVESTORS

STEPHEN FITZPATRICK
On behalf of himself and any other fund, entity or account
that is affiliated with Stephen Fitzpatrick

By:	/s/ Stephen Fitzpatrick

IMAGINATION AERO INVESTMENTS LIMITED

By:	/s/ Stephen Fitzpatrick

Name:	Stephen Fitzpatrick
Title:	Director

[Vertical – Signature page to Forbearance Agreement]

Annex A

Annex B

Term Sheet

Annex C

form of accession letter